February 15, 2021

Re: Global Warming Solutions, Inc.

Amendment No. 1 to Form 10 Filed January 14, 2021

File No. 000-53170

To Whom It May Concern:

We have made the changes as discussed with Mr. Carl Hawkins. They are incorporated as follows:

Registration Statement on Form 10-12G filed January 14, 2021

Business

Recent Transactions, page 5

1.

We note your indication that you have entered into a letter of intent with Classic Electro, LLC for your subsidiary to be a distributor of retrofitting engine concept and universal electric mobility installation kit. You state here that there is no assurance at this time that this project will be implemented, that an actual agreement will be entered into, or if this project will be successful, however, your press release states otherwise where you state that you intend to open your own retrofitting centers, or create special arrangements with Auto Repair Shops by the beginning of 2021. Similarly your press release regarding your sodium-based battery states that you are in the final stages of filing a worldwide patent application, however, there is no mention of this event in your registration statement. Please advise. Also, revise to explain how you are financing the various projects you describe here:

On December 3, 2020, when the press release was distributed, we stated we “were looking” to open our own retrofitting centers or create special arrangements with auto repair shops by the beginning of 2021. We are awaiting results of Classic Electro, LLC initial test site in Germany before finalizing any arrangements to bring the product to USA and Canada. Our press release contained forward looking statements, in which we cautioned the readers that it was subject to change. We continue to work with Classic Electro, LLC in defining a relationship where we will use their electric mobility installment kits to retrofit gas fleets to fully electrical use. We intend to become the USA and Canadian distributor of this product.

Initially we were not going to discuss the patent application until it was filed. The initial provisional patent is in final drafting stages through its legal counsel. We anticipate filing it shortly. After review of your comment, we have added the appropriate language concerning the patent to our Form 10. Under the section of Description of Business; Patents, Trademarks, Trade Secrets, and Other Intellectual Property we added the following:

We intend to file a provisional patent with the U.S. Patent Office in the first quarter of 2021 titled Hydrogen Supply Way and Device… This patent will cover intellectual property developed by us in expanding our business opportunities as discussed under Recent Events.

Additionally, we have added the following text under the Section The Company; Recent Transactions to explain how we are going to finance the various projects. We have added the following:

The cost associated with this project has been minimal to date; however, we expect the initial investment to develop this will be greater than we can self-fund. We are actively seeking to raise capital through private placement exempt from registration under Rule 506(c).

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Business Strategy

Industry Overview

Cannabidiol (CBD) Industry, page 7

2.

 We note your Business section disclosure on page 7 regarding the 2018 Farm Bill. In this regard, you disclose that the 2018 Farm Bill “legalized hemp farming, removing this plant rich in CBD from the Controlled Substance Act,” and “allow[s] states to regulate hemp farming and move forward the industrialization of the hemp plant.” However, the 2018 Farm Bill to which you appear to be referring does not allow states to exclusively regulate hemp farming and the distribution of hemp-derived products, and has many restrictions, including shared state and federal regulatory power over hemp cultivation and production. Please amend your Business disclosure to include a detailed description of the current legal status of hemp based products, including hemp-derived CBD products and oils. Please also amend your risk factor disclosure to include a discussion of the risks associated with the regulatory restrictions and legal status of hemp based products, including hemp-derived CBD products and oils. Include any limitations and risks related to state, federal, and FDA regulations. Your discussion should address regulations in Canada that impact your operations as well. See Item 101(h)(4)(viii) and Item 101(h)(4)(ix) of Regulation S-K.

We added text to further explain the Farm Bill, the current status of CBD products, and oversight Canadian legislation on our operations. It now reads:

The 2018 Farm Bill legalized the production and sale of hemp and its extracts. Hemp, by federal law, cannot contain more than 0.3 percent THC (tetrahydrocannabinol). Anything with more THC is classified as marijuana, is considered a schedule 1 drug by the Drug Enforcement Administration and is federally illegal. This bill allows states, in close coordination with the federal government, governors, and local law enforcement to regulate hemp farming and move forward the industrialization of the hemp plant. As of 2018 all 50 states have officially legalized the use of hemp based products. However, each state may regulate different rules. As such, any manufacturer of CBD products requires a constant review of local and state requirements. We do not manufacture or distribute CBD products. We retail products manufactured by third parties in states that authorize the resale of the products. Since 2018, CBD is regulated in Canada under the Cannabis Act and is classified as a controlled substance. The Cannabis Act and accompanying regulations place strict controls on CBD products to include possession, production, distribution, and sale. We do not sale, produce, possess or distribute CBD products in Canada, and as such, Canadian regulation has no effect on our operations.

3.

Your disclosure on page 7 indicates that, “The hemp-CBD market is projected to grow from just under $600 million in 2018 to $22 billion by 2022.” Please provide support for this statement or revise to characterize it as your own belief.

We added text to characterize it as our own belief. It now reads:

We believe the hemp-CBD market is projected to grow from just under $600 million in 2018 to $22 billion by 2022.

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Description of Business, page 7

4.

We note your indication that you purchased the domain name www.cbd.biz on October 23, 2019 from Paul Rosenberg and Overwatch Partners, Inc. However, we note that the Terms of Service at www.cbd.biz states that the web-site is operated and owned by mCig, Inc. Further, the most recent annual report on Form 10-K for mCig, Inc. states that the same domain name was sold to RedFern Biosystems, Inc. by mCig, Inc. on September 15, 2018. Please revise your disclosure to clarify whether you currently own and operate the web-site www.cbd.biz and, if so, tell us why the Terms of Service and disclosure we have cited suggests otherwise.

The terms of service at www.cbd.biz has been updated to reflect our ownership of the domain. The lack of update of the terms of service was an oversight that has been corrected. Mr. Rosenberg and Overwatch Partners, Inc., obtained the ownership of www.cbd.biz when Redfern BioSystems, Inc., was closed. On October 23, 2019 Mr. Rosenberg and Overwatch Partners, Inc., sold the domain to the Company. No additional changes to the Form 10 required.

Customers, page 8

5.

We note your disclosure that approximately 93% of your sales for the nine months ended September 30, 2020 and 92% of your sales for the year ended December 31, 2019 were generated from one client in the country of Hungary. If applicable, file any material agreements you have with this customer as exhibits to this filing. Refer to Item 601(b)(10) of Regulation S-K.

The Company does not have a written agreement with this customer. The customer acquires the product by submitting a request and prepayment. No further action required.

Principal Products, page 8

6.

Identify the nature of the products you are selling through your web-site and clarify whether such products are attributable to your global warming or CBD/hemp line of business or both. If the revenue you have generated to date has been generated from product sales, rather than services, please revise your Results of Operations discussions for the period ended September 30, 2020 and December 31, 2019 to state as much.

We have annotated in the Principal products section that the sales are currently hemp/CBD based products through our website at www.cbd.biz. It now reads as:

We currently sale products through our website, www.cbd.biz, which is not incorporated herein. All products are CBD/hemp based products. We maintain no inventory. All sales are based upon resale agreements we have with manufacturers. We are reliant upon our suppliers to have the product available for direct shipment to our customers. Our payment terms for resale items are typically upon the placement of the order.

In addition, we have replaced “Revenue from services” with “Revenue from products” in our Results of Operations discussion for the period ending September 30, 2020 and December 31, 2019.

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Risk Factors, page 9

7.	Several of your risk factors appear to be unrelated to your operations or this registration statement. Please revise or remove them. We note the following risk factors by way of example only:

•

You include several risk factors that discuss the risks associated with your intent to consummate a business transaction with a target company, yet you do not disclose these plans elsewhere in your filing.

•	You include risk factors that refer to “the net proceeds of this offering” and “investments in this offering” yet you are not offering any securities for sale in this registration statement.
•	You include a risk factor that indicates that your common stock does not provide for voting of directors, however, your disclosure elsewhere suggests otherwise.

We deleted one risk factor that speaks of “initial business transaction”. We replaced these words with “future business transaction” in multiple other risk factors. The Company does not currently have any contemplated business transactions that have not been disclosed in the Form 10.

We deleted two risk factors that discuss net proceeds of the offering.

We deleted the risk factor on shareholder involvement in the election of directors. Under current capital structure shareholders will have a role in the election of directors.

8.

The description of the experience of your executive officers and directors on pages 25-26 and your disclosure that your principal executive office is located in Ontario, Canada appear to indicate that your chief executive officer and directors are located outside of the United States. Please add a risk factor addressing the difficulty U.S. shareholders may face in effecting service of process against your officers and directors, enforcing judgments obtained in U.S. courts or foreign courts based on the civil liability provisions of the U.S. federal securities laws against them, and bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against them.

We added the following risk factor concerning the officers living in Canada:

U.S. Shareholders may face difficulties in effecting service of process against officers and directors, enforcing judgments obtained in U.S. courts or foreign courts based on the civil liability provisions of the U.S. federal securities laws against them, and bring an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against them.

While we are a U.S. based business, organized under the laws of the State of Oklahoma, the officers of the Company reside in Canada, governed by its own laws, which may conflict with U.S. federal and state laws. U.S. shareholders may require additional legal advice in international law that may require an additional financial burden should they seek legal remedies against an officer or director who resides in Canada, or any other foreign country. Furthermore, acts which may be illegal in the U.S. may not be illegal in the country in which they reside.

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9.	Please add risk factor disclosure stating that your independent auditor has expressed substantial doubt about your ability to continue as a going concern, and the risks related to the same.

We have added the following risk factor concerning the auditors substantial doubt about our going concern:

Our independent registered public accounting firm, Weinstein International, has expressed substantial doubt about our ability to continue as a going concern in their audit report in regards to our operations.

In their audit report our PCAOB auditor Weinstein International issued a going concern opinion in regards to our operations. The going concern was issued due to the fact that we have not yet achieved profitable operations and raising additional funds through financing is subject to substantial doubt.

Management is taking steps to raise additional funds to address its operating and financial cash requirements to continue operations in the next twelve months. Management has devoted a significant amount of time in the raising of capital from additional debt and equity financing. However, the Company’s ability to continue as a going concern is dependent upon raising additional funds through debt and equity financing and generating revenue. There are no assurances the Company will receive the necessary funding or generate revenue necessary to fund operations. The financial statements contain no adjustments for the outcome of this uncertainty. These factors raise substantial doubt about our ability to continue as a going concern.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

10.

Please update your disclosure to discuss the impact that COVID-19 has had on your business, including on your results of operations and revenue. For guidance, please refer to CF Disclosure Guidance Topic 9 and 9A, available on the Commission’s website.

We have added the following disclosure to the Management discussion and analysis of financial conditions and results of operations:

COVID-19 DISCLOSURE

We have assessed and continue to assess the impact of Covid-19 on the operations of the Company. At this time, we have determined that there has been no material impacts on the operations of the Company due to Covid-19. The potential affects Covid-19 may have on our future business is described in our Risk Factors.

Liquidity and Capital Resources, page 24

11.

We note your ability to continue as a going concern is “dependent upon raising additional funds through debt and equity financing and generating revenue.” Please disclose the amount you will need in the next twelve months to meet your short-term liquidity requirements.

We have added the language to show the need for $1,000,000 in financing to maintain day-to-day operations and fund the multiple ongoing projects. It now reads as:

We had cash available of $16,701 as of September 30, 2020. During the nine months ended September 30, 2020 we were cash flow positive when excluding accrued interest and amortization. While we managed to have a positive cash flow from operations, the interest is accruing on our outstanding debt. The company has relied upon the noteholders to allow the interest to accrue, and having the noteholders not make any calls on the due on demand convertible notes. On December 5, 2021 all noteholders converted their notes into equity of the Company. However, the Company’s ability to continue as a going concern is dependent upon raising additional funds through debt and equity financing and generating revenue. The Company projects it will need approximately $1,000,000 in cash in order to continue day-to-day operations and fund the various new projects ongoing.

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Beneficial Ownership, page 25

12.

Update this information so that it reflects your beneficial holders as of the most recent practicable date. In this regard, it appears that the ownership amounts of these holders has changed since September 30, 2020, due to cancellations and issuances of shares since that date. Revise the rest of your registration statement for consistency, such as the risk factor on page 10 which currently states that you have a shareholder that owns 52.62% of your outstanding shares.

The section has been updated to read as follows:

The following table shows beneficial ownership of Global Warming Solutions, Inc.’s common stock, as of September 30, 2020, by:

•	Each person or entity is known by GWSO to beneficially own more than 5% of the outstanding shares of GWSO’s common stock;

•	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Percentage of beneficial ownership is based on 22,535,390 underlying shares of common stock.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Global Warming Solutions, Inc., 17891 McPhail Rd, Martintown, Ontario, KOC 1S0 Canada.

Beneficial Ownership
Name and Address of Beneficial Owner	Common Shares Owned	Total Shares Calculated as Percentage of Ownership
Validimir Vasilenko, Ph.D.	5,000,000	22.2%
Paramount Trading Company	2,041,740	9.1%
Artem Madatov	1,250,000	5.6%
Paul Rosenberg	2,605,585	11.6%
Michael Hawkins[1]	2,524,505	11.2%
Total as a group2	13,421,830	59.6%

1.	Ownership owned by Michael Hawkins is through Epic Industry Corp in which he is the sole shareholder and Overwatch Partners, Inc., in which he is a controlling person with 50% ownership.

2.	Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock outstanding on December 31, 2020. As of December 31, 2020, there were 22,535,390 shares of our company’s common stock issued and outstanding.

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Signatures, page 31

13. Please revise to include the Signatures text required by Form 10. Also, delete the undertakings disclosed on page 30.

The undertakings have been deleted and the signature section now reads as follows:

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL WARMING SOLUTIONS, INC. (Registrant)
Dated: February 15, 2021	/s/ Vladimir Vasilenko
Vladimir Vasilenko
President, Chief Executive Officer, Chief Financial Officer, Treasurer, and Director (Principal Executive Officer)

General

14.

We note that you acquired the domain name, “www.cbd.biz,” and other intangible assets from Paul Rosenberg and Overwatch Partners, Inc. on October 23, 2019. Please file the agreement as an exhibit pursuant to Item 601(b)(2) or (10) of Regulation S-K or provide us with an analysis supporting your determination that you are not required to do so.

The Bill of sale has been added as an exhibit to this filing.

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15.

Please be advised that your registration statement will automatically become effective sixty days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

The Company acknowledges that it will become effective sixty days after filing, which is approximately March 15, 2021.

We acknowledge that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Carl Hawkins, Esquire at (904) 748-9750 if you have questions regarding our responses to the staff comments and related matters.

Sincerely,

/s/ Vladimir Vasilenko

Chief Executive Officer

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